UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                     (Amendment No. 37)

                 ORION PICTURES CORPORATION
                      (Name of Issuer)

                Common Stock, $.25 Par Value
               (Title of Class of Securities)

                        686285-50-3
                      (CUSIP Number)

                     ARNOLD L. WADLER
              Senior Vice President, Secretary &
              General Counsel, Metromedia Company
   One Meadowlands Plaza, East Rutherford, New Jersey 07073-2137
                  Tel. No: (201) 531-8000
             (Name, Address and Telephone Number of
              Person Authorized to Receive Notices
                     and Communications)

                     October 11, 1994
          (Date of Event which Requires Filing of
                     this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

     Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D
CUSIP No. 686285-50-3


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          METROMEDIA COMPANY
               62-1293303

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)
     Metromedia Company disclaims membership in a group although      (b) X
     a group might be deemed to exist.
3    SEC USE ONLY

4    SOURCE OF FUNDS

          BK

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                    7    SOLE VOTING POWER
                             7,195,325 shares
   NUMBER OF
    SHARES          8    SHARED VOTING POWER
 BENEFICIALLY
 OWNED BY EACH
   REPORTING        9    SOLE DISPOSITIVE POWER
    PERSON                    7,195,325 shares
     WITH
                    10   SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,195,325 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          35.98%

14   TYPE OF REPORTING PERSON

          PN

                               SCHEDULE 13D
CUSIP No. 686285-50-3


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          JOHN W. KLUGE
          ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)
John W. Kluge disclaims membership in a group although a group         (b) X
might be deemed to exist.
3    SEC USE ONLY

4    SOURCE OF FUNDS



5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.

                    7    SOLE VOTING POWER
                              11,215,325 Includes 4,020,000 shares owned
                              directly and 7,195,325 shares beneficially
                              owned through Metromedia Company.
   NUMBER OF
    SHARES          8    SHARED VOTING POWER
 BENEFICIALLY
 OWNED BY EACH
   REPORTING        9    SOLE DISPOSITIVE POWER
    PERSON                    11,215,325 Includes 4,020,000 shares owned
     WITH                     directly and 7,195,325 shares beneficially
                              owned through Metromedia Company.

                    10   SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          11,215,325 Includes 4,020,000 shares owned directly and 7,195,325 shares beneficially owned through Metromedia Company.

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          56.08%

14   TYPE OF REPORTING PERSON

          IN

                               SCHEDULE 13D
CUSIP No. 686285-50-3


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          STUART SUBOTNICK
          ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)
Stuart Subotnick  disclaims membership in a group, although a         (b) X
group might be deemed to exist.
3    SEC USE ONLY

4    SOURCE OF FUNDS



5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.

                    7    SOLE VOTING POWER
                              7,195,325 shares beneficially owned through
                              Metromedia Company.
   NUMBER OF
    SHARES          8    SHARED VOTING POWER
 BENEFICIALLY
 OWNED BY EACH
   REPORTING        9    SOLE DISPOSITIVE POWER
    PERSON                    7,195,325 shares beneficially owned through
     WITH                     Metromedia Company.

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,195,325 shares beneficially owned through Metromedia Company

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          35.98%

14   TYPE OF REPORTING PERSON

          IN

              AMENDMENT No. 37 TO SCHEDULE 13D

          THIS Amendment No. 37, supplements Schedule 13D (the
"Schedule 13D") filed on June 2, 1986 by John W. Kluge and Metromedia, Inc., as amended by Amendment No. 1 thereto filed on September 12, 1986; Amendment No. 2 thereto filed on November 4, 1986; Amendment No. 3 thereto filed on January 2, 1987; Amendment No. 4 thereto filed on April 7, 1987; Amendment
No. 5 thereto filed on October 27, 1987; Amendment No. 6 thereto filed on October 30, 1987; Amendment No. 7 thereto filed on November 23, 1987;
Amendment No. 8 thereto filed on December 15, 1987; Amendment No. 9 thereto filed on January 20, 1988; Amendment No. 10 thereto filed on January 22, 1988; Amendment No. 11 thereto filed on February 1, 1988;
Amendment No. 12 thereto filed on February 10, 1988; Amendment No. 13 thereto filed on February 11, 1988; Amendment No. 14 thereto filed on February 12, 1988; Amendment No. 15 thereto filed on February 19, 1988; Amendment No. 16 thereto filed on March 1, 1988; Amendment No. 17 thereto filed on April 11, 1988; Amendment No. 18 filed on April 14, 1988; Amendment No. 19 filed on
April 18, 1988; Amendment No. 20 thereto filed on May 24, 1988; Amend-ment No. 21 thereto filed on June 6, 1988; Amendment No. 22 thereto filed on June 15, 1988; Amendment No. 23 thereto filed on July 6, 1988; Amendment No. 24 thereto filed on July 14, 1988, Amendment 25 thereto filed on August 3, 1988; Amendment No. 26 thereto filed on December 14, 1988; Amendment No. 27 thereto filed on January 11, 1989, Amendment No. 28 thereto filed on October 9, 1990 and Amendment No. 29 thereto filed on February 7, 1991; Amendment No. 30 thereto filed on April 3, 1991, Amendment No. 31 thereto filed on February
14, 1992; Amendment No. 32 thereto filed on April 23, 1992; Amendment No. 33 thereto filed on July 13, 1999; Amendment No. 34 thereto filed on November 12, 1992; Amendment No. 35 thereto filed on June 23, 1993; and Amendment No. 36 thereto filed on June 23, 1993 in the following respect only (capitalized terms used herein shall have the meanings ascribed to such terms in the
Schedule 13D):

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

        Item 6 is amended by adding thereto the following paragraph:

        On October 11, 1994, Metromedia and The Actava Group Inc. (the "Lender") entered into a Credit Agreement (a copy of which is attached hereto as Exhibit 33) pursuant to which the Lender agreed to make available to Metromedia up to $55 million to fund (i) advances or loans to be made or reimburse Metromedia for loans made by it to, or (ii) obligations paid by Metromedia on behalf of, any of the Issuer, Metromedia International Telecommunications, Inc. or MCEG Sterling Incorporated or any Subsidiary or affiliate of the foregoing (the "Loan"). The Credit Agreement contains standard provisions regarding the maturity of the Loan, the events of default and other provisions. In connection with the Loan, Metromedia and

Mr. Kluge pledged to the Lender 11,215,325 shares of Common Stock of the Issuer, which number constitutes all of the shares of Common Stock of the Issuer owned by Metromedia and Mr. Kluge to secure Metromedia's obligations under the Credit Agreement.


Item 7. Material to be Filed as Exhibits.

        The following exhibits are annexed hereto:

        Exhibit 33  -    Credit Agreement dated as of October 11, 1994
                         between Metromedia Company and The Actava
                         Group Inc.

        Exhibit 34  -    Pledge Agreement dated October 11, 1994
                         between Metromedia Company and certain of its affiliates made in favor of The Actava Group Inc.

                          SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


Dated:  October 11, 1994



                                /s/ STUART SUBOTNICK
                              Stuart Subotnick
                              General Partner
                              Metromedia Company



                                /s/ JOHN W. KLUGE
                              John W. Kluge



                                /s/ STUART SUBOTNICK
                              Stuart Subotnick